Via EDGAR
February 17, 2006
Mr. William Choi
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

RE:	CDW Corporation Form 10-K for the fiscal year ended December 31, 2004 File No. 000-21796
Dear Mr. Choi:
     We refer to your letter to us, dated January 30, 2006, containing comments on CDW Corporation’s Form 10-K for the year ended December 31, 2004. As we discussed with Mr. Ruggiero and you yesterday, this will confirm that you have agreed to grant us an extension until March 2, 2006 to respond to the letter.
     We appreciate the time you took to speak with us yesterday and your willingness to grant us the extension of time to respond.
Sincerely,
/s/ Barbara A. Klein

Barbara A. Klein
Senior Vice President and
Chief Financial Officer